UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

DigitalOcean Holdings, Inc.

(Name of Issuer)

Common Stock, $0.000025 par value

(Title of Class of Securities)

25402D102

(CUSIP Number)

Alejandro Moreno

c/o Access Industries, Inc.

40 West 57th St., 28th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Matthew E. Kaplan

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. 25402D1028

1	NAME OF REPORTING PERSON. Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 25,865,449 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 25,865,449 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,865,449 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 24.56%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement assume an aggregate of 105,303,340 shares of Common Stock issued and outstanding immediately following the consummation of the Issuer’s initial public offering (without giving effect to any shares issued pursuant to the underwriters’ overallotment option), as set forth in the Issuer’s prospectus filed pursuant to Rule 424(b)(4), dated March 23, 2021.

CUSIP No. 25402D1028

1	NAME OF REPORTING PERSON. Access Industries Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 155,665 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 155,665 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,665 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.15%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement assume an aggregate of 105,303,340 shares of Common Stock issued and outstanding immediately following the consummation of the Issuer’s initial public offering (without giving effect to any shares issued pursuant to the underwriters’ overallotment option), as set forth in the Issuer’s prospectus filed pursuant to Rule 424(b)(4), dated March 23, 2021.

CUSIP No. 25402D1028

1	NAME OF REPORTING PERSON. AI Droplet Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,582,125 shares
	8	SHARED VOTING POWER 2,127,659 shares
	9	SOLE DISPOSITIVE POWER 23,582,125 shares
	10	SHARED DISPOSITIVE POWER 2,127,659 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,709,784 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 24.41%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement assume an aggregate of 105,303,340 shares of Common Stock issued and outstanding immediately following the consummation of the Issuer’s initial public offering (without giving effect to any shares issued pursuant to the underwriters’ overallotment option), as set forth in the Issuer’s prospectus filed pursuant to Rule 424(b)(4), dated March 23, 2021.

CUSIP No. 25402D1028

1	NAME OF REPORTING PERSON. AI Droplet Sharing LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 155,665 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 155,665 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,665 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.15%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement assume an aggregate of 105,303,340 shares of Common Stock issued and outstanding immediately following the consummation of the Issuer’s initial public offering (without giving effect to any shares issued pursuant to the underwriters’ overallotment option), as set forth in the Issuer’s prospectus filed pursuant to Rule 424(b)(4), dated March 23, 2021.

CUSIP No. 25402D1028

1	NAME OF REPORTING PERSON. AI Droplet Subsidiary LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,127,659 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 2,127,659 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,127,659 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 2.02%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement assume an aggregate of 105,303,340 shares of Common Stock issued and outstanding immediately following the consummation of the Issuer’s initial public offering (without giving effect to any shares issued pursuant to the underwriters’ overallotment option), as set forth in the Issuer’s prospectus filed pursuant to Rule 424(b)(4), dated March 23, 2021.

CUSIP No. 25402D1028

1	NAME OF REPORTING PERSON. Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 25,865,449 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 25,865,449 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,865,449 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 24.56%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement assume an aggregate of 105,303,340 shares of Common Stock issued and outstanding immediately following the consummation of the Issuer’s initial public offering (without giving effect to any shares issued pursuant to the underwriters’ overallotment option), as set forth in the Issuer’s prospectus filed pursuant to Rule 424(b)(4), dated March 23, 2021.

CONTINUATION PAGES TO SCHEDULE 13D

This Schedule 13D is being filed by Access Industries Management, LLC (“AIM”), Access Industries Holdings LLC (“AIH”), AI Droplet Holdings LLC (“Holdings”), AI Droplet Sharing LLC (“Sharing”), AI Droplet Subsidiary LLC (“Subsidiary”) and Len Blavatnik (collectively, the “Reporting Persons”, and each, a “Reporting Person”) to report the acquisition of common stock, $0.000025 par value per share (the “Common Stock”), of DigitalOcean Holdings, Inc. (the “Issuer”).

Item 1	Security and Issuer

This Schedule 13D relates to the Common Stock of the Issuer. The address of the Issuer’s principal executive office is: 101 6th Avenue, New York, NY 10013.

Item 2	Identity and Background

Name	Address of Business/Principal Office	Principal Business/Occupation	Jurisdiction of Organization/Citizenship

Access Industries Management, LLC	c/o Access Industries, Inc. 40 West 57th St., 28th Floor New York, NY 10019	Manager of holdings of strategic investments in a variety of industries worldwide	Delaware

Access Industries Holdings LLC	c/o Access Industries, Inc. 40 West 57th St., 28th Floor New York, NY 10019	Holding strategic investments in a variety of industries worldwide	Delaware

AI Droplet Holdings LLC	c/o Access Industries, Inc. 40 West 57th St., 28th Floor New York, NY 10019	Holding company for a strategic investment	Delaware

AI Droplet Sharing LLC	c/o Access Industries, Inc. 40 West 57th St., 28th Floor New York, NY 10019	Holding company for a strategic investment	Delaware

AI Droplet Subsidiary LLC	c/o Access Industries, Inc. 40 West 57th St., 28th Floor New York, NY 10019	Holding company for a strategic investment	Delaware

Len Blavatnik	c/o Access Industries, Inc. 40 West 57th St., 28th Floor New York, NY 10019	Chairman of Access Industries, Inc., the principal business of which is holding strategic investments in a variety of industries worldwide	United States of America

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is filed as Exhibit 99.3 hereto.

None of the Reporting Persons has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Considerations

Between October 2016 and December 2020, Holdings acquired 9,974,126 shares of the Issuer’s common stock for an aggregate purchase price of $161,508,952.92, at prices and on the dates set forth in Schedule A hereto. Holdings funded these purchases using capital contributed from affiliated entities, which funded that capital using cash on hand.

In June 2015, Holdings acquired 2,158,411 shares of the Issuer’s Series B preferred stock from the Issuer at a per share price of $32.4313 in cash. In May 2020, Holdings acquired 4,674,685 shares of the Issuer’s Series C preferred stock from the Issuer at a per share price of $10.58895 in cash. On October 2, 2020, Holdings acquired 299,670 shares of the Issuer’s Series Seed preferred stock at a per share price of $23.00 in cash from certain holders thereof pursuant to a stock purchase agreement. Holdings funded these purchases using capital contributed from affiliated entities, which funded that capital using cash on hand. Prior to the Issuer’s initial public offering, all shares of Series B preferred stock, Series C preferred stock and Series Seed preferred stock automatically converted into shares of Common Stock.

On June 12, 2020, Sharing acquired 155,665 shares of the Issuer’s common stock at a per share price of $7.00 in cash from certain holders thereof pursuant to stock purchase agreements. Sharing funded these purchases using capital contributed from affiliated entities, which funded that capital using cash on hand.

On February 2, 2017, the Issuer effectuated a 4-1 forward stock split of all of its then outstanding shares of preferred stock and common stock.

On March 26, 2021, Subsidiary purchased 2,127,659 shares of Common Stock at a price of $47.00 per share from the Issuer in the Issuer’s initial public offering. Subsidiary funded this purchase using capital contributed from affiliated entities, which funded that capital using cash on hand.

Item 4	Purpose of Transaction

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

The Reporting Persons who hold Common Stock directly acquired those shares as an investment in the regular course of their businesses. The Reporting Persons may engage in discussions with management, the Issuer’s board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Pueo Keffer, an executive vice president of Access Industries, Inc., currently serves on the Issuer’s board of directors. The Reporting Persons intend to re-examine their investment from time to time and, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Persons deem material, the Reporting Persons may from time to time acquire additional Common Stock in the open market, block trades, negotiated transactions, or otherwise. The Reporting Persons may also dispose of all or a portion of the Issuer’s securities, in open market or privately negotiated transactions, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s Common Stock, in each case, subject to limitations under applicable law and the Registration Rights Agreement (as defined below).

The Reporting Persons have not yet determined which, if any, of the above courses of action they may ultimately take. The Reporting Persons’ future actions with regard to the Issuer are dependent on their evaluation of the factors listed above, circumstances affecting the Issuer in the future, including prospects of the Issuer, general market and economic conditions and other factors deemed relevant. The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above or otherwise.

Except as set forth above, the Reporting Persons have no plans or proposals with respect to the Issuer.

Item 5	Interest in Securities of the Issuer

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Common Stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

23,582,125 shares of Common Stock are owned directly by Holdings and may be deemed to be beneficially owned by AIM and Len Blavatnik because (i) AIM is the sole manager of Holdings and (ii) Len Blavatnik controls AIM and a majority of the outstanding voting interests in Holdings. Each of the Reporting Persons (other than Holdings), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

155,665 shares of Common Stock are owned directly by Sharing and may be deemed to be beneficially owned by AIM, AIH and Len Blavatnik because (i) AIM is the sole manager of Sharing and AIH, (ii) AIH controls all of the outstanding voting interests in Sharing and (iii) Len Blavatnik controls AIM and a majority of the outstanding voting interests in AIH. Each of the Reporting Persons (other than Sharing), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

2,127,659 shares of Common Stock are owned directly by Subsidiary and may be deemed to be beneficially owned by AIM, Holdings and Len Blavatnik because (i) AIM is the sole manager of Subsidiary and Holdings, (ii) Holdings owns all of the equity interests in Subsidiary and (iii) Len Blavatnik controls AIM and a majority of the outstanding voting interests in Holdings. Each of the Reporting Persons (other than Subsidiary), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

(c) The following transactions in the Issuer’s securities have been effected by Reporting Persons within the 60 days

On March 26, 2021, Subsidiary purchased 2,127,659 shares of Common Stock at a price of $47.00 per share from the Issuer in the Issuer’s initial public offering.

(d) Not applicable.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 3 of this Schedule 13D is incorporated by reference herein.

Investors’ Rights Agreement

The Issuer entered into the Fourth Amended and Restated Investors’ Rights Agreement, dated May 8, 2020 (the “Investor’s Rights Agreement”), with certain stockholders of the Issuer, including Holdings. The Investors’ Rights Agreement grants such stockholders, and their respective permitted transferees, customary shelf registration rights and piggyback registration rights, in each case subject to customary terms and conditions.

The foregoing description of the Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Investors’ Rights Agreement, which is filed as an exhibit and incorporated herein by reference.

Lock-up Agreement

In connection with the Issuer’s initial public offering, each of Holdings and Sharing executed a lock-up agreement (each, a “Lock-up Agreement”), which restricts their ability to transfer shares of the Issuer’s stock until the opening of trading on the third trading day immediately following the Issuer’s release of earnings for the quarter ending June 30, 2021, subject to certain exceptions; provided that up to 20% of each holder’s shares of Common Stock may be sold if, at any time beginning at the commencement of trading on the later of (x) the first trading day following the 60th day after the date of the Issuer’s prospectus and (y) the third trading day immediately following the Issuer’s release of earnings for the quarter ended March 31, 2021, the last reported closing price of the Common Stock is at least 33% greater than the initial public offering price of the Common Stock for 5 out of any 10 consecutive trading days, ending on or after the 60th day after the date of the Issuer’s prospectus. Morgan Stanley & Co. LLC and either of Goldman Sachs & Co. LLC or J.P. Morgan Securities LLC may, in their sole discretion, permit the holders to sell shares prior to the expiration of the Lock-up Agreements, subject to applicable notice requirements. If not earlier released, all of the shares of Common Stock subject to the Lock-up Agreements will become eligible for sale upon the opening of trading on the third trading day immediately following Issuer’s release of earnings for the quarter ending June 30, 2021, subject to certain exceptions for shares held by the Issuer’s affiliates as defined in Rule 144 under the Securities Act of 1933, as amended.

The foregoing description of the Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the Form of Lock-up Agreement, which is filed as an exhibit and incorporated herein by reference.

Item 7	Materials to Be Filed as Exhibits

Exhibit	Description

99.1	Fourth Amended and Restated Investors’ Rights Agreement, dated May 8, 2020, by and among DigitalOcean Holdings, Inc. and certain of its stockholders (incorporated by reference to Exhibit 10.1 to the Form S-1 filed with the Securities and Exchange Commission on February 25, 2021 by DigitalOcean Holdings, Inc.).

99.2	Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Form S-1/A filed with the Securities and Exchange Commission on March 15, 2021 by DigitalOcean Holdings, Inc.).

99.3	Joint Filing Agreement, dated as of April 5, 2021.

99.4	Limited Power of Attorney.

Schedule A

Date	Transaction	Security	No. of Shares		Weighted Average Purchase Price
Oct. 7, 2016	Open market purchase	Common stock	12,000	*	$20.00	*
Nov. 2, 2016	Open market purchase	Common stock	5,000	*	$22.00	*
Jan. 4, 2017	Open market purchase	Common stock	6,562	*	$21.29	*
Jan. 26, 2017	Open market purchase	Common stock	104,218	*	$22.00	*
Mar. 24, 2017	Open market purchase	Common stock	11,416	*	$20.51	*
Mar. 27, 2017	Open market purchase	Common stock	10,000	*	$21.50	*
June 14, 2017	Open market purchase	Common stock	50,000		$5.50
Aug. 16, 2018	Open market purchase	Common stock	43,478		$11.50
Sep. 6, 2018	Open market purchase	Common stock	36,691		$9.37
Sep. 13, 2018	Open market purchase	Common stock	6,373		$9.37
Sep. 18, 2018	Open market purchase	Common stock	13,217		$9.37

Sep. 27, 2018	Open market purchase	Common stock	40,000	$9.53
Oct. 3, 2018	Open market purchase	Common stock	10,000	$9.37
Oct. 17, 2018	Open market purchase	Common stock	1,248	$9.37
Feb. 15, 2019	Open market purchase	Common stock	30,500	$10.25
Feb. 22, 2019	Open market purchase	Common stock	31,111	$9.80
Feb. 27, 2019	Open market purchase	Common stock	8,500	$10.25
June 7, 2019	Open market purchase	Common stock	14,166	$11.50
Jul. 10, 2019	Open market purchase	Common stock	85,295	$11.75
Aug. 2, 2019	Open market purchase	Common stock	192,778	$11.00
Sep. 13, 2019	Open market purchase	Common stock	302,452	$11.36
Sep. 18, 2019	Open market purchase	Common stock	3,791	$11.00
Sep. 27, 2019	Open market purchase	Common stock	4,281	$11.00
Oct. 10, 2019	Open market purchase	Common stock	16,529	$9.84

Oct. 28, 2019	Open market purchase	Common stock	100,000	$11.00
Nov. 12, 2019	Open market purchase	Common stock	23,958	$10.00
Dec. 23, 2019	Open market purchase	Common stock	10,000	$10.00
Jan. 8, 2020	Open market purchase	Common stock	724,074	$10.00
Jan. 9, 2020	Open market purchase	Common stock	14,062	$9.20
Jan. 13, 2020	Open market purchase	Common stock	116,645	$10.00
Jan. 15, 2020	Open market purchase	Common stock	17,825	$10.00
Jan. 28, 2020	Open market purchase	Common stock	20,000	$9.91
Feb. 7, 2020	Open market purchase	Common stock	138,616	$10.00
Feb. 14, 2020	Open market purchase	Common stock	10,000	$10.00
Feb. 19, 2020	Open market purchase	Common stock	745,303	$10.00
Feb. 21, 2020	Open market purchase	Common stock	107,157	$10.00
Mar. 4, 2020	Open market purchase	Common stock	142,503	$9.84

Mar. 13, 2020	Open market purchase	Common stock	35,655	$10.00
Mar. 20, 2020	Open market purchase	Common stock	47,810	$10.00
Mar. 30, 2020	Open market purchase	Common stock	104,894	$9.43
Apr. 3, 2020	Open market purchase	Common stock	1,600	$10.00
Apr. 17, 2020	Open market purchase	Common stock	29,500	$10.00
May 13, 2020	Open market purchase	Common stock	125,000	$8.00
May 22, 2020	Open market purchase	Common stock	80,000	$8.00
June 5, 2020	Open market purchase	Common stock	13,226	$8.00
June 12, 2020	Open market purchase	Common stock	15,000	$9.50
June 19, 2020	Open market purchase	Common stock	24,375	$9.50
June 29, 2020	Open market purchase	Common stock	21,254	$8.50
July 2, 2020	Open market purchase	Common stock	205,948	$10.38
July 8, 2020	Open market purchase	Common stock	25,675	$11.00

July 24, 2020	Open market purchase	Common stock	168,000	$13.37
July 31, 2020	Open market purchase	Common stock	10,000	$13.00
Aug. 11, 2020	Open market purchase	Common stock	243,983	$13.39
Aug. 21, 2020	Open market purchase	Common stock	270,507	$16.95
Sep. 11, 2020	Open market purchase	Common stock	153,486	$22.14
Sep. 18, 2020	Open market purchase	Common stock	59,489	$19.94
Sep. 25, 2020	Open market purchase	Common stock	145,240	$17.12
Oct. 2, 2020	Open market purchase	Common stock	300,000	$20.00
Oct. 9, 2020	Open market purchase	Common stock	4,000,638	$22.93
Oct. 16, 2020	Open market purchase	Common stock	100,000	$24.00
Oct. 30, 2020	Open market purchase	Common stock	100,000	$23.00
Dec. 1, 2020	Open market purchase	Common stock	35,509	$13.00

* - Number of shares and price per share are reflected on a pre-stock split basis.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 5, 2021

ACCESS INDUSTRIES MANAGEMENT, LLC	/s/ Alejandro Moreno Alejandro Moreno

ACCESS INDUSTRIES HOLDINGS LLC	By: Access Industries Management LLC, its manager /s/ Alejandro Moreno Alejandro Moreno

AI DROPLET HOLDINGS LLC	By: Access Industries Management LLC, its manager /s/ Alejandro Moreno Alejandro Moreno

AI DROPLET SHARING LLC	By: Access Industries Management LLC, its manager /s/ Alejandro Moreno Alejandro Moreno

AI DROPLET SUBSIDIARY LLC	By: Access Industries Management LLC, its manager /s/ Alejandro Moreno Alejandro Moreno

* Len Blavatnik

*	The undersigned, by signing his name hereto, executes this Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By:	/s/ Alejandro Moreno
Name: Alejandro Moreno
Attorney-in-Fact